Federated Investors, Inc.

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, PA 15222-3779

412-288-1900 Phone

FederatedInvestors.com

February 17, 2017

United States Securities and Exchange Commission

Division of Investment Management

3 World Financial Center

New York, N.Y. 10281

Attn: Megan Miller

Dear Ms. Miller:

On January 19, 2017, we discussed comments on various registrants with fiscal period ends from November 30, 2015 to August 31, 2016.

Following are our responses to your comments.

  Comment: You indicated that the Annual Report of Federated Municipal High Yield Advantage Fund (FMHYAF) indicates that the fund operates as a non-diversified fund. You asked for confirmation a) the fund operates as such and b) if the fund has operated as diversified for more than three years, shareholder approval would be obtained prior to the fund operating as a non-diversified fund.

Response: We confirm that FMHYAF operates as a non-diversified investment company. Accordingly, FMHYAF’s Prospectus contains the following risk disclosure:

RISK OF NON-DIVERSIFIED FUND

The Fund is non-diversified. Compared to diversified mutual funds, it may invest a higher percentage of its assets among fewer issuers of portfolio securities. In certain situations, being non-diversified may reduce the Fund’s credit risk by enabling it to avoid investing in certain countries, regions or sectors that exhibit above average credit risk. However, being non-diversified may also increase the Fund’s risk by magnifying the impact (positively or negatively) that only one issuer has on the Fund’s share price and performance.

In addition, the FMHYAF Board did not adopt, nor does FMHYAF disclose in its Statement of Additional Information, a fundamental diversification policy.

While FMHYAF operates as a non-diversified investment company, we acknowledge the Staff’s position that if FMHYAF should operate as a diversified investment company for more than three years, shareholder approval would need to be obtained prior to FMHYAF recommencing operations as a non-diversified investment company.

  Comment: You indicated that the Notes to Financial Statements (NTFS) indicate that Directors/Trustees fees are included in accrued/miscellaneous expenses on the Statement of Assets and Liabilities (SAL) and Statement of Operations (SOP). Per Regulation S-X 6-04-12, these amounts should be shown separately.

Response: Directors/Trustees fees are segregated to their own line on the SAL and SOP, only immaterial miscellaneous expenses related to conducting meetings of the Directors/Trustees are included in accrued/miscellaneous expenses. Clarification will be added to future reports to indicate this point.

  Comment: You indicated that for variable rate securities, a reference rate and spread should be disclosed in the security description on the Portfolio of Investments, or the end of period reference rate should be noted for each.

Response: This change will be made when the revisions to Regulation S-X are required to be adopted in August, 2017.

  Comment: You indicated that we should consider disclosing the amount of expenses that were waived during the previous three fiscal years that are subject to recapture.

Response: The Federated Funds do not have a contractual expense waiver recapture program in place. Accordingly in the ordinary course, expenses waived in one fiscal year are not subject to recapture in subsequent years in the event that a fund is operating below its expense cap.

  Comment: You indicated that we should disclose the frequency of advisory fee payment.

Response: We believe the current advisory fee disclosure adequately identifies the fee obligation of the fund including the fee amount, any applicable waivers and the party receiving payment.

  Comment: You asked why the 11/30/15 N-CSR filing for Federated Global Allocation Fund (FGALF) was amended. You also asked that future amendments to any filings contain either a cover page or explanatory note in the filing describing the reason for amendment.

Response: This filing was amended to correct the notional value of outstanding futures contracts. The form as originally filed, presented amounts that were in local currency but which were preceded by a “$”. The amended filing correctly disclosed amounts converted into the base currency of the fund, USD. Going forward, we will endeavor to provide a reason for any amended filing either within the filing, in an attached transmittal letter or in a separate correspondence, depending upon the form and filing type.

  Comment: On FGALF you indicated that the annual fund operating expenses as stated in the prospectus fee table should be based on the most recent fiscal year expenses. You requested explanation as to why the Financial Highlights (FIHI), absent an Acquired Fund Fees and Expenses (AFFE), has an expense ratio 2 basis points higher than the expense ratio in the fee table for Class A.

Response: The body of the prospectus fee table in the example mentioned was incorrect. The Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements for A shares should have been 1.20%.

  Comment: You asked why there has been no Accountant’s Report on Internal Control filed on form N-SAR since 2010 for Emerging Markets Fixed Income Core Fund (EMCORE), a portfolio of Federated Core Trust II. You requested that the form be re-filed with the report if it was omitted.

Response: The Accountant’s Reports on Internal Control were erroneously omitted. EY, the Trust’s independent accountant, destroys all workpapers after seven years, therefore only internal control reports relating to fiscal years 2010 – 2015 are available and were refiled.

  Comment: On the Annual Report of EMCORE, you asked what the components of Due from Broker for Swap Contracts are on the SAL. You also asked if the components are subject to Master Netting Agreements and if so, why such amounts are not offset in the NTFS.

Response: There is only one component that comprises Due from Broker for Swap Contracts, a deposit held by one entity, Citi.

  Comment: You asked for an explanation as to why the NTFS of EMCORE indicate that no borrowings were made from the Line of Credit (LOC), however there is an asset, Bank Loan Receivable on the SAL.

Response: This fund invested in certain bank loan securities and this line item is for the interest receivable on such investments. The LOC was not utilized during the reporting period. In the future, we will consider reclassifying this account to interest receivable.

  Comment: On EMCORE you indicate that a primary risk of investing in the fund is share ownership concentration risk as disclosed in the prospectus. You asked if this risk was evaluated for disclosure in the NTFS.

Response: The first paragraph of the Organization footnote indicates that this fund is offered only to registered investment companies and other accredited investors. However, going forward additional disclosure will be added to the Transactions with Affiliates footnote indicating that the majority of the shares of the fund are owned by such parties.

  Comment: On EMCORE you asked for confirmation, to the extent known, that shareholders of the funds that are other funds and entities that are managed by the same adviser and other entities deemed to be affiliates of the fund including management are properly disclosed per ASC 850-10-50.

Response: The response to this comment is identical to that for Comment 11.

  Comment: EMCORE and Federated Global Total Return Bond Fund invest 32.5% and 37.9%, respectively, in sovereign banks, you asked us to confirm if we are following paragraph 20-21 of ASC 825-10-50.

Response: We disclose concentration of risk in the NTFS if the concentration in business sectors, foreign countries, etc. exceeds a certain threshold. Going forward we will clarify the disclosure to ensure that it is clear to the shareholder that certain other sectors are concentrated.

  Comment: Federated MDT Series and several other registrants filed Form 40-17G on 4/29/16 and 5/11/16, you asked why these filings are being amended. You also asked why several Form N-MFP’s for Edward Jones Money Market Fund (Jones) were amended. You indicated that in the future, amendments to any filings contain either a cover page or explanatory note in the filing describing the reason for the amendment.

Response: On February 29, 2016, a filing pursuant to Rule 17g-1(g) under the Investment Company Act of 1940 was made to submit the annual executed Investment Company Bond, Joint Insureds Agreement and related required documents for Federated Funds.

The submission for the Federated Funds made on April 29, 2016 was to file an executed amendment to the Joint Insureds Agreement.

The submission for the Federated Funds made on May 11, 2016 was to file the executed National Union Fire Insurance Company of Pittsburgh, PA Follow Form Bond which supplemented the annual executed Investment Company Bond filed on February 29, 2016.

In each of the above filings, a letter was provided with the filing to describe what was being filed.

Form N-MFP for Jones was amended for a variety of reasons which are as follows: 1) the form was amended for the period end dates of April through July 2016 due to incorrect series and class level reporting of net asset values. 2) an incorrect cash amount was reported for the May 2016 period end 3) the class level and series level net assets did not reconcile for the November 2016 period end.  Upon further research, it was determined that these issues occurred during the systematic compilation of the data after it had been reviewed by the applicable internal data owner.  The filed amendments corrected these discrepancies.

Regarding future amended filings, as noted in our response to Comment 6 above, going forward, we will endeavor to provide a reason for any amended filing, either within the filing, in an attached transmittal letter or in a separate correspondence, depending upon the form and filing type.

  Comment: You asked that the status of inactive funds be updated in EDGAR, one example provided is Cash Trust Series.

Response: We acknowledge that Rule 313(b)(2) under Regulation S-T requires that a registered investment company deactivate for EDGAR purposes any series and/or class no longer offered, that goes out of existence, or de-registers following the last filing for that series and/or class, but the registrant must not deactivate the last remaining series unless the registrant de-registers.

With respect to Federated’s inactive funds, for example, Cash Trust Series, the submission of de-registrations on Form N-8F are still pending. Upon completion of the de-registration process, Federated will change the EDGAR status of the inactive Federated Funds from active to inactive.

  Comment: You asked for confirmation of several items on EMCORE, 1) if the JPMorgan Chase $1.065 is an option, swaption or option on a future; 2) The fixed rate of several interest rate swaps lists amounts of approximately 15%, you asked if this is correct; and, 3) You asked us to clarify our disclosure as it relates to the granularity of disclosure of other liabilities on the Valuation Inputs chart and indicated that the SEC staff expects more granularity in presentation. (ASC 820-10-50-2b).

Response: 1) This is an option. In subsequent reports, additional disclosure was added that further identifies the issue: 2) The rate shown is correct, however the notional amount identified as USD should have been identified in the local currency, which was BRL: and, 3) Additional disclosure to the Valuation Inputs chart will be added in the future when Other Financial Instruments is comprised of more than one Valuation Input level.

  Comment: You asked for our response to several comments and questions on Federated Managed Volatility Strategy Portfolio (FMVSP), 1) the underlying security should be disclosed on structured notes, not just a ticker symbol; 2) Are the rates disclosed on these instruments by contract or variable?; and, 3) The fund invests 98% in affiliated funds, you inquired regarding if this is a fund of funds structure and if so, we should refer to 11/7/1997 Dear CFO letter regarding SEC staff guidance on disclosure on fund-of-fund structures and update disclosure accordingly.

Response: 1) Because the number of structured notes held by all Federated funds is immaterial, we believe our disclosure is sufficient; 2) The rates on these particular instruments are contractual; and, 3) If an underlying fund comprises 25%-75% of the investing fund’s net assets, additional disclosure is included in the NTFS identifying this investment in an affiliated fund, the investment objective of the investee and the fact that regulatory literature for the investee can be found at SEC.GOV.  If an underlying fund comprises greater than 75% of the investing fund’s net assets, the most recent audited report of the investee is included with the investing fund.  In the case of FMVSP (two investees that were greater than 25% but less than 75%), this additional disclosure was omitted.  We will ensure that this disclosure is included in future filings.

  Comment: You asked if EMCORE is a master feeder structure and indicated we should refer to the aforementioned Dear CFO letter for disclosure guidance and update the disclosure accordingly.

Response: We confirm that EMCORE does not operate as a master feeder structure. The Fund is aware of the applicable “Dear CFO” guidance and has considered it, but does not believe it is applicable in this case.

  Comment: On MDT All Cap Core Fund, you indicate that the NTFS states that non cash dividends are recorded at fair value, you asked for confirmation that the same treatment applies to stock splits and dividends on underlying securities with no cash option.

Response: All non-cash/share dividends are recorded at fair value.

We thank you for your attention to this response letter. If you have any further comments or questions on our responses, please contact me at (412) 288-1277 or Rich Paddock at (412) 288-4479.

Sincerely,

/s/ Lori A. Hensler

Lori A. Hensler

Treasurer